December 10, 2021

Mr. John Cannarella

Staff Accountant

Division of Corporation Finance

Officer of Energy & Transportation

U.S. Securities and Exchange Commission

Washington, D.C 20549

Phone: (202) 551-3337

Re:	Camber Energy, Inc. Form 10-K/A for the Fiscal Year ended March 31, 2020 Filed November 22, 2021 File No. 001-32508

Dear Mr. Cannarella:

On behalf of Camber Energy, Inc., a Nevada corporation (the “Company” or “Camber”), we have the following responses to the December 1, 2021 letter from the staff of the Securities and Exchange Commission (the “SEC” or the “Staff”) relating to comments the Staff had on the Company’s Form 10-K/A for the Fiscal Year ended March 31, 2020 filed with the Commission on November 22, 2021.

Our responses to the Staff’s comments are indicated below, directly following a restatement of each Staff comment in bold type.

Form 10-K/A for the Fiscal Year ended March 31, 2020

Business

Viking Plan of Merger, page 10

a.

We note your response to prior comment two explaining that you regard the voting rights associated with the Series C preferred shares of Viking Energy Group, Inc. (Viking) to be potential voting rights that are conditioned upon future events, and have therefore limited your assessment of control to voting interests alone, without considering any contingent actions or events. We note that you have not addressed any circumstances under which control may be restricted by approval or veto rights of the minority shareholder.

FASB ASC 810-10-25-5 explains that in evaluating the rights of a non-majority owner of common shares pursuant to FASB ASC 810-10-15-10(a)(1)(iv), you would need to consider whether such owner may effectively participate in significant financial and operating decisions of the investee that are made in the ordinary course of business, or is able to block actions proposed by the majority owner of common shares.

Mr. John Cannarella

December 10, 2021

Page | 2

FASB ASC 810-10-25-7 explains that substantive participating rights "shall overcome the presumption that the investor with a majority voting interest...shall consolidate its investee," while FASB ASC 810-10-25-12 clarifies that the likelihood of a participating right being exercised "should not be considered when assessing whether a noncontrolling right is a substantive participating right."

Tell us how you have considered the extent to which the Viking CEO is involved in making significant financial and operating decisions on behalf of Viking, and the voting rights that are available to the Viking CEO pursuant to the Viking Series C preferred stock, relative to the guidance in FASB ASC 810-10-25-1 through 25-14.

Please also explain how you determined that the voting interest model would be the applicable consolidation model under GAAP.

RESPONSE:

The CEO of a company has certain rights and responsibilities including the right to participate in significant financial and operating decisions on behalf of the company. As stated in ASC 810-10-15-10, “In some instances, the powers of a shareholder with a majority voting interest or limited partner with a majority of kick-out rights through voting interests to control the operations or assets of the investee are restricted in certain respects by approval or veto rights granted to the noncontrolling shareholder or limited partner (hereafter referred to as noncontrolling rights)”. In paragraphs 810-10-25-2 through 25-14, the term noncontrolling shareholder refers to one or more noncontrolling shareholders and the term limited partner and general partner refer to one or more limited or general partners.”

We note that no approval or veto rights are granted to the noncontrolling shareholder, but rather certain decision-making authorities are granted to Jim Doris as the CEO of Camber and Viking. While the noncontrolling shareholder and the Camber and Viking CEO are currently the same person, we believe that the ‘instrument’ or position in which the non-controlling shareholder obtains the ability to influence operating decisions is critical to this assessment. If Mr. Doris had the ability to exercise influence over operating decisions through his ownership in the Series C Preferred Stock of Viking (i.e., the ‘instrument’), we concur consolidation would not be appropriate. However, Mr. Doris’ ability to influence operating decisions arises solely from his position as CEO, not as a result of the instrument. If this provision was based on the ‘individual’ (or company position) rather than the ‘instrument’ giving rise to approval or veto rights, then a CEO with a single share of stock of a subsidiary (noncontrolling interest) may preclude consolidation by the majority shareholder.

We base our opinion on the following:

(1)

ASC 810-10-25-3(b) which states “The governing documents shall be considered to determine at what level decisions are made—at the shareholder or limited partner level or at the board level—and the rights at each level also shall be considered. In all situations, any matters that can be put to a vote of the shareholders or limited partners shall be considered to determine if other investors, individually or in the aggregate, have substantive participating rights by virtue of their ability to vote on matters submitted to a shareholder or limited partner vote.”

Mr. John Cannarella

December 10, 2021

Page | 3

The agreements executed in connection with Camber’s acquisition of a majority-interest in Viking suspended the voting rights associated with the Series C Preferred Shareholder until July of 2022 as long as Jim Doris maintained his position as CEO of Camber. As noted in our previous response, given Mr. Doris has not resigned from Camber and that he does not currently have any voting rights through his ownership of the Series C Preferred Shares, we believe the participating rights referred to herein should not overcome the presumption that the investor with a majority voting interest should consolidate its investee. The reference to FASB ASC 810-10-25-12, addressing the likelihood of a participating right being exercised "should not be considered when assessing whether a noncontrolling right is a substantive participating right" refers to participating rights that are currently effective, not rights requiring exercise of an option, or some other event that has not yet occurred. In other words, if a noncontrolling interest holder has the ability to participate but chooses not to participate in decision making, is not a consideration.

(2)

To determine whether noncontrolling rights that appear to be participating are substantive rights, that is, whether these factors provide for effective participation in certain significant financial and operating decisions that are made in the investee’s ordinary course of business, ASC 810-10-25-13(C) states “Relationships between the majority and noncontrolling shareholders or partners (other than an investment in the common investee) that are of a related party nature, as defined in Topic 850, shall be considered in determining whether the participating rights of the noncontrolling shareholder or limited partner are substantive. For example, if the noncontrolling shareholder or limited partner in an investee is a member of the immediate family of the majority shareholder, general partner, or limited partner with a majority of kick-out rights through voting interests of the investee, then the rights of the noncontrolling shareholder or limited partner likely would not overcome the presumption of consolidation by the investor with a majority voting interest or limited partner with a majority of kick-out rights through voting interests in its investee.” [Emphasis added].

If a related party relationship between the minority shareholder and the majority shareholder does not overcome the presumption of consolidation by the majority shareholder, then we believe the same person would not overcome the presumption of consolidation by the majority shareholder.

(3)

By analogy, we cite ASC 810-10-15-14 whereby in assessing the power to direct the most significant activities of the legal entity for a VIE, the decision-making ability must derive from the instrument that gives rise to the authority to make or influence operation decisions is critical to the conclusions thereon.

We assessed the VIE model first in making the determination of which model to apply. In making this assessment, we primarily evaluated the business scope exception and determined that the business scope exception was applicable to Viking which obviated the need for further analysis. Our assessment of the business scope exception to the VIE model was as follows:

A reporting entity is not required to apply the provisions of the Variable Interest Model to an entity that is deemed to be a “business” (as defined by ASC 805) unless any of the following conditions exist:

•

The reporting entity, its related parties or both participated significantly in the design or redesign of the entity, suggesting that the reporting entity may have had the opportunity and the incentive to establish arrangements that result in it being the variable interest holder with power.

Mr. John Cannarella

December 10, 2021

Page | 4

Discussion: Neither Camber nor any of its related parties participated significantly in the design or redesign of Viking. Mr. Jim Doris was CEO of both Camber and Viking, but did not participate in the design or redesign of Viking. Further, please note that Mr. Doris was not the CEO at the time Camber made the equity investment in Viking, and Camber’s decision regarding the acquisition transaction was made by Camber’s then officers and Board members. Mr. Doris became the CEO after the transaction was consummated.

•	The entity is designed so that substantially all of its activities either involve or are conducted on behalf of the reporting entity and its related parties.

Discussion: Viking is a publicly traded entity and all of its activities are conducted for its shareholders. Prior to the merger, Camber and Viking had minimal business together.

•

The reporting entity and its related parties provide more than half of the total equity, subordinated debt and other forms of subordinated financial support to the entity based on an analysis of fair values of the interests in the entity.

Discussion: Prior to the merger, neither Mr. Doris (related party) nor Camber provided more than half of the equity, subordinated debt or other forms of financial support.

•	The activities of the entity are primarily related to securitizations or other forms of asset-backed financing or single-lessee leasing arrangements.

Discussion: Viking is not involved in securitizations.

Based on our analysis above, Viking meets the business scope exception and should apply the voting interest model.

b.

Please submit your analysis of the guidance in FASB ASC 805-10-55-10 through 15, as would apply to the consolidated entity if the exchange of equity interests occurs, as requested in prior comment two.

RESPONSE:

We believe and continue to believe that control of Viking was obtained by Camber on December 23, 2020, pursuant to Camber’s acquisition of 51% of the issued and outstanding common stock of Viking. Consequently, we determined at that point, that the guidance in FASB ASC 323-10, specifically the “Equity Method of Accounting” was not applicable to the investment in Viking energy common shares. As mentioned, the 2021 Merger Agreement has not been terminated by either Camber or Viking as of the date of this response, and the planned transaction does envision a future exchange of equity interests with the shareholders of Viking to complete the merger of the two entities, we provide the following analysis in our determination of Camber as the accounting acquirer:

FASB ASC 805-10-55-12 states: “In a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests”. However, in some business combinations, commonly called reverse acquisitions, the issuing entity is the acquiree. …Other pertinent facts and circumstances also shall be considered in identifying the acquirer in a business combination effected by exchanging equity interests, including the following:

Mr. John Cannarella

December 10, 2021

Page | 5

(a)

The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

(b)

The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.

(c)

The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

(d)	The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.

(e)

The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the pre-combination fair value of the equity interests of the other combining entity or entities.

(f)

805-10-55-13 states; “The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities.”

Discussion:

(a)

After completion of the equity exchange, pursuant to the terms of the 2021 Merger Agreement, the existing Camber shareholders will own a majority of the voting rights and the former Viking shareholders will own a minority interest of the voting rights. This indicates that Camber would be the accounting acquirer.

(b)

The consideration of the existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest in the combined entity does not apply, as the exchange of shares envisioned in the plan of merger stipulates that Mr. Doris will exchange the 28,092 Viking Series C preferred stock for 28,092 shares of a newly created Camber preferred stock convertible into a maximum of 25,000,000 shares of Camber common stock, with an additional limit of 9.99% of Camber’s common stock. Regardless of the number of Camber shares issued and outstanding at the time of the equity exchange to complete the planned merger, Mr. Doris voting interests are limited to 9.99% of Camber’s issued and outstanding shares, or 25,000,000 votes, whichever is smallest. Even assuming that Mr. Doris would be the largest single shareholder in the combined entity after the equity exchange, his ownership interest does not represent a significant minority interest, and this provision is not applicable, and does not conflict with Camber being the acquirer.

Mr. John Cannarella

December 10, 2021

Page | 6

(c)

the composition of the governing body (board of directors) upon completion of the equity exchange transaction is expected to consist of the three current independent directors of Camber and Jim Doris, the only representative of the Viking board of directors. This fact pattern indicates that Camber is the acquirer.

(d)

The senior management of the combined entity will consist of Mr. Jim Doris (CEO) and Mr. Frank Barker (CFO), both of whom served in the same capacity for Viking, could possibly conflict with Camber being the accounting acquirer, although the decision was made by the independent board members of Camber, and neither individual possesses any participating rights outside of those ascribed to the duties of their respective officer position.

(e)

In accordance with the terms of the equity exchange, Camber will be issuing equity instruments on a one for one basis in exchange for Viking equity instruments. Camber common stock has historically traded at a value greater than Viking common stock, and the anticipation is that the fair value of the equity instruments of Camber will be greater than the fair value of the equity instruments of Viking being exchanged, indicating that Camber is the accounting acquirer.

(f)

805-10-55-13 - Viking was significantly larger in assets, revenues and earnings (losses) than Camber, which could be an indicator that Viking may be the accounting acquirer. However, although Viking’s assets and revenues were larger than Camber’s, we also considered that Camber’s national exchange platform and visibility in the capital markets was far superior to Viking’s and that Camber was in a much better position than Viking to access capital for future development of the combined companies, including the future plans that involve disposing of a significant portion of Viking’s assets.

As noted through the above discussion, there are potentially conflicting indicators relative to the determination of the accounting acquirer. We have evaluated each of these items in light of the guidance referred to in your comments, and believe we have sufficiently addressed the concerns that you have presented to support our determination that Camber is in fact the accounting acquirer.

Note 4 – Restatement of Previously Issued Financial Statements, page F-17

c.

We note your disclosure indicating that you restated your financial statements to reclassify the Series C preferred stock to temporary equity and to recognize a derivative liability "...for certain conversions of the Series C Stock into common stock," which is further described as representing "...the potential obligation to issue additional shares after the Series C shares have been converted to common shares."

In your response to prior comment four, you similarly express the view that "upon conversion, the Series C Redeemable Convertible Preferred Stock creates a derivative that requires liability classification." In other words, it appears that your derivative liability is limited to partially settled conversions and does not relate to the remaining outstanding preferred shares for which a conversion notice has not yet been received.

Mr. John Cannarella

December 10, 2021

Page | 7

However, we note that Sections I.G.7e, I.C.2 and I.G.2 of your April 20, 2021 amended Certificate of Designation indicate that a conversion notice will require payment of the conversion premium in shares of common stock, whereas the dividend/conversion premium amount and the number of shares issuable to settle this amount vary over the seven year term of the instruments, or until a conversion notice is received and settled, and appear to be based on inputs that are extraneous to the pricing of a fixed-for-fixed option or forward on equity shares. For example, the dividend rate described in Section I.F.3b is effected by any Triggering Event listed in Section I.H.1.

Tell us why you believe the derivative liability would be appropriately limited in the manner that you describe, and would not need to encompass the variable conversion and settlement provisions underlying the conversion premium on the outstanding Series C preferred stock to comply with FASB ASC 815-15-25-1.

Submit the analyses requested in our November 5, 2021 comment four, including specific references to those sections of the accounting standards that constitute the authoritative support for your view, and identify the particular sections of the Certificate of Designation that include the terms and provisions that you have evaluated.

RESPONSE:

The Second Amended and restated certificate of designations effective December 11, 2020 and all prior CODs, section I.C.2 states that dividends and any applicable Conversion Premium will be payable in cash, or at the sole discretion of the Company, in stock. We note that the variability of the Conversion premium has no impact on the conversion of the underlying preferred shares, but is only applicable to unpaid dividends. Any adjustments to the dividend rates are market rate adjustments that consider the additional risk associated with the default conditions. Considering that the dividends and any Conversion Premiums may be paid in cash, such amounts do not become an embedded derivative or equity linked until notice of conversion has been received and the Company has made the determination that the unpaid dividends and Conversion Premium will be satisfied in shares.

If management elected to satisfy the conversion premium in cash, a liability would be recorded upon conversion until paid. We believe that the conversion premium is a penalty that is triggered solely by early redemption and should not be recognized until a redemption notice is received.

d.

Given that holders of your Series C preferred stock may elect conversion at any time, which would in turn require payment of the conversion premium that includes the value of dividends based on a seven-year term, and considering that your derivative liability as presently described does not account for the unpaid conversion premium, tell us why you did not include your estimate of the total conversion premium within the temporary equity balance to reflect the maximum redemption amount, as would ordinarily be required to conform to the guidance in FASB ASC 480-10-S99-3A.14.

Mr. John Cannarella

December 10, 2021

Page | 8

RESPONSE:

As stated above, the conversion premium is triggered solely due to early conversion. If The Series C Preferred stock are held to the end of the seven-year period, then cumulative dividends, which are being amortized, would be part of the redemption or conversion.

The Series C Preferred shares are currently redeemable solely at the option of the Company.

In accordance with FASB ASC 480-10-S99-3A15 If an equity instrument subject to ASR 268 is not currently redeemable (for example, a contingency has not been met), subsequent adjustment of the amount presented in temporary equity is unnecessary if it is not probable that the instrument will become redeemable. If it is probable that the equity instrument will become redeemable (for example, when the redemption depends solely on the passage of time), the SEC staff will not object to either of the following measurement methods provided the method is applied consistently:

a.

Accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument using an appropriate methodology, usually the interest method. Changes in the redemption value are considered to be changes in accounting estimates.

b.

Recognize changes in the redemption value (for example, fair value) immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. This method would view the end of the reporting period as if it were also the redemption date for the instrument.

Note 10 – Derivative Liabilities, page F-25

c.

We note that you added disclosure to indicate the Series C preferred stock may be converted into common shares at a fixed $3.25 conversion price, and that any conversion premium that you chose to settle in cash would be fixed and not subject to adjustment.

However, in your April 16, 2021 response to comments one and three, you indicated this conversion price was subject to adjustment for subsequent changes in the capital structure based on Section I.G.4, and you amended the Certificate of Designation to remove the cash settlement option as a correction to the instrument.

Please revise your disclosures to reflect the applicable conversion price and, considering the date of the audit opinion and disclosures of recent subsequent events in Notes 15 and 21, to clarify that you amended the Certificate of Designation on April 20, 2021 to remove the cash settlement option after determining that it did not reflect the original intent of the parties involved, consistent with your prior representation.

Mr. John Cannarella

December 10, 2021

Page | 9

RESPONSE:

Since the footnote in question is addressing the conversion, once the conversion notice is received, the $3.25 conversion amount is not subject to future adjustment, unlike the conversion premium. We will revise our disclosures in future filings commencing with the Annual Report on Form 10-KT for the transition period ended December 31, 2020.

Financial Statements

Note 15 – Stockholders Equity, page F-34

d.

We note that you have not disclosed the information requested in comment four of our March 15, 2021 letter, or provided the reconciling schedule requested in comment one of our March 15, 2021 letter, although you agreed to provide this information in your September 20, 2021 response to comment two.

Please further revise your disclosures to include your estimate of the number of shares issuable to settle future conversions of the Series C preferred stock, including the conversion premiums, and reflecting your consideration of all provisions that pertain to the computation of settlement amounts. Please disclose all of the information that is required by FASB ASC 505-10-50-3, 50-6 and 50-8, as previously requested.

Please also submit a list of all changes that would be necessary to fully update the Certificate of Designation to reflect all terms and figures that would be utilized in the computation of amounts that will be due either in shares or cash during the seven-year term, along with your computations of the potential number of issuable shares.

RESPONSE:

With respect to comment one of your March 15, 2021 letter, specifically referring to the provision in Section I.G.4 pertaining to stock splits, and the question on why some though not all of the figures would have been updated accordingly.

The original COD contemplated the following:

•	Adjustment Factor: $0.10
•	Conversion Price: $3.25
•	Maximum Triggering Level: $3.75
•	Minimum Triggering Level: $2.75
•	Spread Adjustment: 100 basis points

The company performed a reverse split on December 4, 2018 on a 1:25 basis. At the time, the preferred shareholder and the company determined it did not make sense for any of the above numbers to be adjusted as contemplated in section I.G.4 of the Certificate of Designation (“COD”), and they proceeded as if there was no adjustment. Accordingly, when the COD was subsequently Amended & Restated in July of 2019, the pricing for all of the aforementioned defined terms remained the same.

Mr. John Cannarella

December 10, 2021

Page | 10

Similarly, when the Company performed a reverse split in October, 2019 on a 1:50 basis, the preferred shareholder and the company determined it did not make sense for any of the above numbers to be adjusted as contemplated in section I.G.4 of the Certificate of Designation (“COD”), and they again proceeded as if there was no adjustment. Accordingly, when the COD was subsequently Amended & Restated in December of 2020, the pricing for all of the aforementioned defined terms remained the same, except for the Conversion Price which was erroneously changed to $162.50 (which was subsequently corrected and returned to $3.25 in April of 2021).

The Amended and Restated COD filed in April of 2021 also confirms the following:

•	Adjustment Factor: $0.10
•	Conversion Price: $3.25
•	Maximum Triggering Level: $3.75
•	Minimum Triggering Level: $2.75
•	Spread Adjustment: 100 basis points

As a result, there are no changes that would be necessary to update the Certificate of Designation to reflect all terms and figures that would be utilized in the computation of amounts that will be due either in shares or cash during the seven-year term. If the Company performs a reverse split in the future, the numbers would be subject to change as per section I.G.4 unless otherwise agreed by the parties, as historically has been the case.

The number of common shares issuable upon conversion of the Series C Preferred shares is disclosed in the EPS footnote. The COD establishes a floor price on the Conversion Premium of par value of the common stock. Par value of the Company’s common stock is $0.001 per share.

The Company anticipates revising our disclosures to include a range of estimates of the number of shares issuable to settle future conversions of the Series C preferred stock, including the conversion premiums, and reflecting consideration of all provisions that pertain to the computation of settlement as follows:

Mr. John Cannarella

December 10, 2021

Page | 11

Estimate of Common Shares Due to Series C Pref. Shareholders (assuming Dividends/Conversion Premium are paid in stock as opposed to cash)

Series C Pref. Shares Outstanding	3,886
Assume Triggering Event	Yes

Low VWAP During Measurement Period - $0.3475		Low VWAP During Measurement Period - $0.50		Low VWAP During Measurement Period - $1.00

Conversion Price for Preferred Stock	$3.25	Conversion Price for Preferred Stock	$3.25	Conversion Price for Preferred Stock	$3.25
VWAP during Measurement Period	$0.3475	VWAP during Measurement Period	$0.5000	VWAP during Measurement Period	$1.0000
Price for Calculating Conversion Premium (i.e. 85% of VWAP less $0.10)	$0.1954	Price for Calculating Conversion Premium (i.e. 85% of VWAP less $0.10)	$0.3250	Price for Calculating Conversion Premium (i.e. 85% of VWAP less $0.10)	$0.7500
Series C Pref Shares	$3,886	Series C Pref Shares	$3,886	Series C Pref Shares	3,886
Face value per share	$10,000	Face value per share	$10,000	Face value per share	$10,000
Total value	$38,860,000	Total value	$38,860,000	Total value	$38,860,000
Annual Conversion Premium	$13,581,570	Annual Conversion Premium	$13,581,570	Annual Conversion Premium	$13,581,570
Total conversion Premium (7 years worth of dividends)	$95,070,990	Total conversion Premium (7 years worth of dividends)	$95,070,990	Total conversion Premium (7 years worth of dividends)	$95,070,990.00
Underlying common shares for Face Value Portion	11,956,923	Underlying common Shares for Face Value Portion	11,956,923	Underlying common shares for Face Value Portion	11,956,923
Underlying common shares for Conversion Premium	486,545,496	Underlying common shares for Conversion Premium	292,526,123	Underlying common shares for Conversion Premium	126,761,320
Total Potential Shares	498,502,419	Total Potential Shares	304,483,046	Total Potential Shares	138,718,243

Series C Pref. Shares Outstanding	3,886
Assume Triggering Event	No

Low VWAP During Measurement Period - $0.3475		Low VWAP During Measurement Period - $0.50		Low VWAP During Measurement Period - $1.00

Conversion Price for Preferred Stock	$3.25	Conversion Price for Preferred Stock	$3.25	Conversion Price for Preferred Stock	$3.25
VWAP during Measurement Period	$0.3475	VWAP during Measurement Period	$0.5000	VWAP during Measurement Period	$1.0000
Price for Calculating Conversion Premium (i.e. 95% of VWAP less $0.05)	$0.2801	Price for Calculating Conversion Premium (i.e. 95% of VWAP less $0.05)	$0.4250	Price for Calculating Conversion Premium (i.e. 95% of VWAP less $0.05)	$0.9000
Series C Pref Shares	3,886	Series C Pref Shares	3,886	Series C Pref Shares	3,886
Face value per share	$10,000	Face value per share	$10,000	Face value per share	$10,000
Total value	$38,860,000	Total value	$38,860,000	Total value	$38,860,000
Annual Conversion Premium	$13,581,570	Annual Conversion Premium	$13,581,570	Annual Conversion Premium	$13,581,570
Total conversion Premium (7 years worth of dividends)	$95,070,990	Total conversion Premium (7 years worth of dividends)	$95,070,990	Total conversion Premium (7 years worth of dividends)	$95,070,990
Underlying common shares for Face Value Portion	11,956,923	Underlying common Shares for Face Value Portion	11,956,923	Underlying common shares for Face Value Portion	11,956,923
Underlying common shares for Conversion Premium	339,418,029	Underlying common shares for Conversion Premium	223,696,447	Underlying common shares for Conversion Premium	105,634,433
Total Potential Shares	351,374,952	Total Potential Shares	235,653,370	Total Potential Shares	117,591,356

Mr. John Cannarella

December 10, 2021

Page | 12

We will add the requested additional disclosures in future filings commencing with the Annual Report on Form 10-KT for the transition period ended December 31, 2020.

Sincerely,

/s/ Frank Barker, Jr.

Frank Barker, Jr.

Chief Financial Officer

cc. James Doris, Chief Executive Officer